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THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 12, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Jennifer O. Palmer

Re:	Lafayette Square USA, Inc. et al. — File Nos. 803-00255 and 803-00255-01

Dear Ms. Palmer:

Lafayette Square USA, Inc., Lafayette Square Private Fund, LLC and LS BDC Adviser, LLC (collectively, the “Applicants”) filed an application with the Securities and Exchange Commission (“SEC”) on October 24, 2022 (the “Application”) to amend a prior order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act. The Application was incorrectly filed in EDGAR under file numbers 803-00255 and 803-00255-01.

Further to the email correspondence of June 30, 2023 between Jonathan H. Gaines of Dechert LLP and members of the staff of the Division of Investment Management of the SEC, we hereby request, on behalf of the Applicants, that the Application be withdrawn.

If you have any questions regarding the contents of this letter, please do not hesitate to call me at (617) 728-7120 or Jonathan H. Gaines at (212) 641-5600. Your attention to this matter is appreciated.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Jennifer O. Palmer, Division of Investment Management of the SEC
Terri Jordan, Division of Investment Management of the SEC
Jonathan H. Gaines, Dechert LLP
Jennifer Cao, Dechert LLP